Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-136980

THIS IS A CANADIAN DOCUMENT TO BE USED ONLY BY CANADIAN PERSONS

WHO WILL BE PARTICIPATING IN THE CANADIAN OFFERING DESCRIBED HEREIN.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated October 2, 2006 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 (telephone (604) 687-5744), and are also available electronically at www.sedar.com.

PRELIMINARY PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated October 2, 2006

New Issue	October 16, 2006

VISTA GOLD CORP.

US$25 million (minimum)

US$32 million (maximum)

• Common Shares

This prospectus supplement qualifies the distribution (the “Offering”) of our common shares at a price of US$• per common share, subject to a minimum subscription of US$25 million and a maximum subscription of US$32 million. Our outstanding common shares are traded on both the Toronto Stock Exchange (the “TSX”) and on the American Stock Exchange (the “AMEX”) under the symbol “VGZ”. The closing price of our common shares on October 13, 2006 on the TSX was C$10.80 and on the AMEX was US$9.51.

Investing in our common shares involves risks. See “Special Note Regarding Forward-Looking Information” and “Risk Factors” beginning on pages S-6 and S-8 of this prospectus supplement, respectively.

Price: US$• per Common Share

	Price to the Public	Agents’ Fee(1)	Net Proceeds to the Company(2)
Per common share	US$•	US$•	US$•
Total(3)	US$32 million	US$1.6 million	US$30.4 million

Note:

(1)	The agents will receive a commission equal to 5% of the gross proceeds of the Offering, payable in cash. The agents will also receive that number of warrants (the “Agents’ Warrants”) which is equal to 5% of the total number of our common shares sold under the Offering, each Agents’ Warrant entitling the agents to purchase, for a period of 24 months after closing of the Offering, one common share of Vista at US$• per share.

(2)	Before deducting expenses of this Offering, estimated to be US$1 million, which will be paid from our general funds.

(3)	Assuming the maximum subscription under this Offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 800-461-2275.

Sprott Securities Inc. and GMP Securities L.P., as agents, conditionally offer the common shares subject to prior sale, on a best efforts basis if, as and when issued and sold by us in accordance with the agency agreement described under “Plan of Distribution”, and subject to the approval of certain legal matters on our behalf by Borden Ladner Gervais LLP and on behalf of the agents by Heenan Blakie LLP.

Subscriptions for the common shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. We expect that share certificates representing the common shares will be available for delivery at closing, which is expected to be on or about •, 2006 or such other date as we may agree upon with the agents, but in any event not later than •, 2006.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Offering and also supplements and updates information contained in the accompanying short form base shelf prospectus dated October 2, 2006 and the documents incorporated by reference. The second part is the accompanying short form base shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purpose of this Offering. If the description of the common shares varies between this prospectus supplement and the accompanying short form base shelf prospectus you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying short form base shelf prospectus, as well as information previously filed by us with securities regulatory authorities in Canada and incorporated by reference, is accurate as of its respective date only. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, the terms “Vista”, “Vista Gold”, “we”, “our” and “us” refer to Vista Gold Corp. and, depending on the context, its consolidated subsidiaries, and the term “common shares” refers to our common shares.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. You should carefully read both this prospectus supplement, including the information under “Risk Factors,” and the accompanying short form base shelf prospectus together with the additional information described under “Documents Incorporated by Reference” in the accompanying short form base shelf prospectus before investing in this offering.

VISTA GOLD CORP.

Vista Gold Corp. is engaged in the evaluation, acquisition, and exploration and advancement of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that our emphasis on gold project acquisition and improvement will continue in the future. Our current property holdings include projects in North and South America, Indonesia and Australia.

As previously reported, on September 22, 2006, we entered into an Arrangement and Merger Agreement with Carl Pescio, Janet Pescio and our wholly-owned subsidiary, Allied Nevada Gold Corp. (“Allied Nevada”), pursuant to which the parties agreed to undertake a transaction that would result in our transfer of our Nevada-based mining properties and related assets into Allied Nevada and the Pescios’ transfer to Allied Nevada of their interests in certain Nevada-based mining properties and related assets, all to be carried out pursuant to an arrangement under the provisions of the Business Corporations Act (Yukon Territory) (the “Arrangement”). Concurrently with these transfers, our shareholders will exchange each of their Vista Gold common shares for (a) one of a newly created class of Vista Gold common shares which has the same rights and restrictions as a Vista Gold common share, and (b) a pro rata portion of (i) the number of common shares of Allied Nevada (“Allied Nevada Shares”) received by Vista Gold as part of the Arrangement less (ii) the number of Allied Nevada Shares retained by Vista Gold to facilitate the payment of any taxes payable in respect of the Arrangement. In addition, holders of options to acquire Vista Gold common shares will exchange their Vista Gold options for options to acquire Allied Nevada Shares and options to acquire newly created Vista Gold common shares and holders of warrants of Vista Gold will have their warrants adjusted in accordance with the terms of the warrants.

Completion of the transaction remains subject to a number of conditions, including receipt of all required court, shareholder, regulatory and third-party approvals and certain other customary conditions. These conditions also include the requirement for Vista Gold to complete a public equity financing that raises proceeds of not less than US$25 million. The purpose of this offering is to provide the initial funding for Allied Nevada.

Our securityholders will be asked to approve matters relating to the transaction at a meeting currently scheduled for November 15, 2006. Subject to receipt of the required approvals and the satisfaction of certain other conditions, the transaction is currently expected to close in late November 2006. We anticipate mailing an information circular to our shareholders in connection with an extraordinary meeting to approve the Arrangement on or about Friday, October 20, 2006 and this information circular will be incorporated by reference in the accompanying short form base shelf prospectus.

Vista Gold’s complete mailing address and telephone number of its principal executive offices are:

7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

(720) 981-1185

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THE OFFERING

Common shares we are offering	A minimum of US$25 million and maximum of US$32 million of our common shares; however, we will sell no more than 4,000,000 of our common shares in this offering.

Common shares to be outstanding immediately following this offering	• shares, if we sell the minimum amount of shares offered in this offering, and • shares if we sell the maximum amount of shares offered in this offering.

Use of proceeds	We estimate that the net proceeds from this offering after deducting estimated agents’ fees and offering expenses will be approximately US$22.75 million if US$25 million of our common shares are sold in the offering and US$29.4 million if US$32 million of our common shares are sold in the offering. We anticipate using US$25 million of the net proceeds for investment in common shares of Allied Nevada as described above under “Vista Gold Corp.”. We expect that we would use any remainder of the proceeds for general working capital and general corporate purposes including transaction expenses. See “Use of Proceeds.”

American Stock Exchange and Toronto Stock Exchange symbol	VGZ

The number of common shares to be outstanding after this offering is based on 27,764,358 shares issued and outstanding as of September 30, 2006 and excludes:

•	946,500 common shares underlying our options outstanding as of September 30, 2006 at a weighted average exercise price of US$3.24 per share;

•	1,829,858 common shares available for issuance under our Stock Option Plan, as of September 30, 2006; and

•	1,598,695 common shares underlying our warrants outstanding at September 30, 2006 at a weighted average exercise price of US$4.35 per share.

The agents must sell a minimum of US$25 million of our common shares if any are sold. The agents are required to only use their best efforts to sell a maximum of US$32 million of our common shares; however, we will sell no more than 4,000,000 of our common shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The table below presents summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2003 through December 31, 2005 are derived from our audited financial statements for those periods. We derived the summary financial data as of June 30, 2006 and for the three and six months ended June 30, 2005 and 2006 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement filed on SEDAR.

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The Vista Gold financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Selected Income Statement Data

U.S. dollars in thousands, except per share data

Results of operations	Years Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2003	2006	2005	2006	2005
	(Audited)			(Unaudited)		(Unaudited)
Gold revenues	$—	$—	$—	$—	$—	$—	$—
Net loss	4,584	4,924	2,745	926	1,450	2,034	2,408
Basic and diluted loss per share	0.24	0.31	0.22	0.04	0.08	0.09	0.13
Weighted average common shares outstanding, basic and diluted	18,813,193	15,955,318	12,755,672	25,311,673	18,212,022	23,418,652	18,170,682

Selected Balance Sheet Data (Unaudited)

U.S. dollars in thousands

	June 30, 2006
	Actual	As Adjusted(1)
		Minimum Offering	Maximum Offering
Working capital	$23,945	$46,695	$53,345
Current assets	24,287	47,037	53,687
Property, plant and equipment	31,213	31,213	31,213
Total assets	62,078	84,828	91,478
Current liabilities	342	342	342
Total liabilities	4,481	4,481	4,481

(1)	The as adjusted balance sheet data gives effect to our receipt of net proceeds from this offering, after deducting estimated agents’ fees and estimated offering expenses payable by us, of (i) US$22.75 million if the minimum amount of our common shares is sold, and (ii) US$29.4 million if the maximum amount of our common shares is sold.

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PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

We present our consolidated financial statements in United States dollars. All references in this prospectus supplement to “dollars”, “$” or “US$” are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this prospectus supplement have been prepared in accordance with Canadian generally accepted accounting principles.

On October 13, 2006 the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 per US$0.8797.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this prospectus supplement from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated by reference into this prospectus supplement may be obtained by our securityholders without charge, on request to the Secretary of Vista at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 (telephone (604) 687-5744) or electronically at www.sedar.com. Financial information respecting Vista is provided in our financial statements and management’s discussion and analysis.

The following documents are specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying short form base shelf prospectus:

1.	our consolidated comparative financial statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon;

2.	management’s discussion and analysis of financial position and results of operations for the years ended December 31, 2005 and 2004;

3.	our unaudited consolidated comparative financial statements and the notes thereto for the six-month period ended June 30, 2006;

4.	management’s discussion and analysis of financial position and results of operations for the six-month period ended June 30, 2006;

5.	our annual report on Form 10-K for the year ended December 31, 2005;

6.	our information circular dated March 21, 2006;

7.	our material change report dated January 29, 2006 regarding a non-brokered private placement;

8.	our material change report dated January 31, 2006 regarding the results of the updated feasibility study in respect of the Hycroft Mine and the Paredones Amarillos Gold Project;

9.	our material change report dated February 3, 2006 regarding the closing of a US$3,280,904 private placement;

10.	our material change report dated March 6, 2006 regarding the acquisition of the Mt. Todd Mine;

11.	our material change report dated June 29, 2006 regarding the announced resource estimate for the Mt. Todd Mine;

12.	our material change report dated July 13, 2006, announcing the execution of a binding letter of intent in respect of the proposed acquisition of the Nevada mineral properties of the Pescios and the proposed spin off of our Nevada properties;

13.	our material change report dated August 16, 2006 announcing our intent to file a shelf registration statement with the United States Securities and Exchange Commission relating to the proposed offering of up to 4 million common shares; and

14.	our material change report dated September 28, 2006, announcing that we had entered into a definitive agreement with respect to the proposed acquisition of the Nevada mineral properties of the Pescios and the proposed spin off of our Nevada properties.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, interim management’s discussion and analysis of financial condition and results of operations, and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which we file with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this prospectus supplement, except as so modified or superseded.

Upon our filing of a new annual report on Form 10-K and the related annual financial statements with, and where required, being accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual report on Form 10-K, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all prospectus supplements filed prior to the commencement of our financial year in which the new annual report on Form 10-K was filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of common shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus supplement and the documents incorporated by reference herein constitute “forward-looking statements”. All statements, other than statements of historical facts, included in these materials and in press releases and public statements by our officers or representatives, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of our business, legal proceedings, estimated production, estimated completion dates, estimated exploration expenditures, operations, proven or probable reserves, mineralized material, current working capital, cash operating costs, plans and other such matters, as well as statements made concerning plans and anticipated effects of the proposed spin-off of our Nevada assets and concurrent acquisition of Nevada assets held by the Pescios (see “Use of Proceeds” and “Recent Developments” below) are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of Vista, including anticipated consequences of the proposed transaction described herein, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, without limitation, risks that our acquisition, exploration and property advancement efforts will not be successful; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; potential effects on our operations of environmental regulations in the countries in which we operate; risks due to legal proceedings; uncertainty of being able to raise capital on favorable terms or at all; and risks that may affect our ability to complete the proposed spin-off transaction including risks that we may be unable to obtain required securityholder, court or third party approvals; as well as those factors discussed in our latest annual report on Form 10-K and quarterly report on Form 10-Q, and management’s discussion and analysis of financial condition and results of operations, incorporated by reference into this prospectus. Please see “Risk Factors” below for more information about these and other risks. Investors are cautioned against attributing undue certainty to forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents that are incorporated by reference therein before deciding to invest in our common shares. The risks described below are not the only ones facing us or otherwise associated with an investment in our common shares. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading “Risk Factors” that could cause differences between actual and planned or expected results, and we have included these material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment. See “Special Note Regarding Forward-Looking Information” above.

Risks Relating to the Arrangement

The market price of our common shares could decrease if we are unable to complete the Arrangement, or if we have to delay completion of the Arrangement.

Pursuant to the Arrangement and Merger Agreement, we intend to transfer our Nevada-based mining properties and related assets into Allied Nevada concurrently with the Pescios’ transfer to Allied Nevada of their interests in certain Nevada-based mining properties and related assets. Completion of the Arrangement is subject to a number of conditions including receipt of all required court, securityholder, regulatory and third party approvals and certain other customary conditions. If the transaction does not receive all of the required approvals, or if any of the other conditions to completion are not satisfied or waived, we will be unable to complete the Arrangement, which could negatively impact the market price of our common shares. If we experience delays in receiving any of the required approvals for the Arrangement, or do not have certain conditions satisfied or waived so that we may timely complete the Arrangement, any resulting delay in completing the Arrangement could also negatively impact the market price of our common shares.

We may be subject to U.S. federal corporate income tax and Canadian income taxes in connection with our distribution of Allied Nevada Shares.

The distribution of Allied Nevada Shares will be taxable to us for Canadian income tax purposes and U.S. federal income tax purposes under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The amount of our tax liability will depend on the amount of gain deemed realized on the distribution, which would be the difference between the fair market value of the Allied Nevada Shares distributed and our adjusted basis of those Allied Nevada Shares and other factors including, but not limited to, the other deductions or credits available to us such as loss carry forwards or foreign tax credits. We intend to retain an amount of Allied Nevada Shares which our management considers sufficient to fund an adequate reserve to pay these taxes. However, U.S. securities law restrictions would likely preclude us from selling these Allied Nevada Shares in a manner timely to fund the tax liability because the Allied Nevada Shares retained by us will be “restricted securities” as defined in Rule 144 under the United States Securities Act of 1933, as amended (the “Securities Act”) and cannot be resold by us in the absence of registration under the Securities Act unless an exemption from registration is available. Accordingly, we may instead have to pay the tax out of our currently available cash. While it might be possible to effect a private resale of restricted securities, this would likely involve a significant discount to market price. If we choose to register the Allied Nevada Shares for resale or choose to rely on an exemption to resell the Allied Nevada Shares into the market, either of these choices would require us to wait at least several months to a year before we could resell the Allied Nevada Shares. This is because registration of the Allied Nevada Shares under the Securities Act would take at least several months to complete; alternatively, the most commonly available exemption for resales, Rule 144 under the Securities Act, would require us to hold the Allied Nevada Shares for one year before commencing the resales. Further, any such sale is likely to result in gain or loss for U.S. and Canadian income tax purposes, which may result in tax liability.

Risks Related to the Business of Vista Gold

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998, and gold production is incidental to solution recirculation on the heaps.

Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, we could elect not to be insured against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, California and Idaho in the United States, as well as Bolivia, Mexico, Indonesia and Australia.

The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management, Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the State of Nevada.

U.S. Federal Laws

The U.S. Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

California Laws

A new mining operation in California, such as the Long Valley project, which is on federal unpatented mining claims within a National Forest, would require obtaining various federal, state and local permits. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil, and socioeconomic parameters. An environmental impact statement (“EIS”) would be required for any mining activities proposed on public lands. A Plan of Operations/Reclamation Plan would be required. Also required would be permits for waste-water discharge and wetland disturbance (dredge and fill); a county mining plan and reclamation plan; a county mining operations permit; special use permits from the U.S. Forest Service; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production. In addition, on December 12, 2002, California adopted a “backfilling law” requiring open-pit surface mining operations for metallic minerals to back-fill the mines. While we have determined that the geometry of our Long Valley project would lend itself to compliance with this law, future adverse changes to this law could have a corresponding adverse impact on our financial performance and results of operations, for example, by requiring changes to operating constraints, technical criteria, fees or surety requirements.

Idaho Laws

Permitting a mining operation, such as Yellow Pine, located on patented mining claims within a National Forest in Idaho would require obtaining various Federal, State and local permits under the coordination of the Idaho joint review process. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic parameters. An EIS would be required for any mining activities proposed on public lands. Permits would also be required for storm-water discharge; wetland disturbance (dredge and fill); surface mining; cyanide use, transport and storage; air quality; dam safety (for water storage and/or tailing storage); septic and sewage; water rights appropriation; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Bolivia Laws

We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. While we have all the necessary permits to place the Amayapampa project into production, when a production decision is reached, these permits will need to be re-affirmed and there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization update could increase the development cost of the Amayapampa project, or delay the start of production.

Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as estudio de evaluacion de impacto ambiental (“EEIA”), which we submitted in 1997 and was subsequently approved. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities; and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Mexico Laws

We are required under Mexican laws and regulations to acquire permits and other authorizations before the Paredones Amarillos or Guadalupe de los Reyes projects can be developed and mined. Since the passage of Mexico’s 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement requirements for regulatory standards in Mexico equivalent to those of the United States and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Secretariat of Environment and Natural Resources of Mexico (“SEMARNAT”). While we have the necessary permits to place the Paredones Amarillos project into production, there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Likewise, there can be no assurance that we will be able to acquire the necessary permits or authorizations on a timely basis to place the Guadalupe de los Reyes project into production. Delays in acquiring any permit, authorization or updates could increase the development cost of the Paredones Amarillos project or the Guadalupe de los Reyes project, or delay the start of production.

The most significant environmental permitting requirements, as they relate to the Paredones Amarillos and the Guadalupe de los Reyes projects are developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If the Paredones Amarillos or the Guadalupe de los Reyes projects are found to not be in compliance with any of these requirements, we could incur significant compliance costs, or might have to delay the start of production.

Indonesia Laws

We are required under Indonesian laws and regulations to acquire permits and other authorizations before our current Indonesian mining project, the Awak Mas project, can be developed and mined. In Indonesia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the analysis of environmental impact (“AMDAL”) concerning the Awak Mas project, covering studies on, inter alia, air, water, sand, pollution, hazardous and toxic wastes and reclamation of mining area, must be prepared and submitted to the Ministry of Environment for approval. In addition, we are also required to submit periodical environmental reports to the relevant environmental government agencies pursuant to the AMDAL and other required environmental licenses (e.g. license for tailing waste).

The preparation of AMDAL documents and other relevant environmental license documents involves incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Indonesian government also has administrative discretion not to approve AMDAL documents or grant the required environmental licenses (including any renewal or extensions of such documents). All these conditions may delay the production activity of the Awak Mas project.

Failure to meet all of the requirements with respect to the above environmental documents, licensing and report submissions could cause us to be subject to administrative and criminal sanctions as well as fines. In extreme cases, the administrative sanctions can also be imposed in the form of revocation of our business license and the contract of work that we have with the Indonesian government.

As well, from time to time the implementation of the regional autonomy law in Indonesia can cause uncertainty as to the existence and applicability of national and regional regulations (including in the environmental sector). Often regional regulations are in conflict with higher regulations that apply nationally. As a result we may incur cost and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Awak Mas project.

Australia Laws

Mineral projects in the Northern Territory are subject to Northern Territory laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all mining projects, the Mt. Todd gold mine would be expected to have a variety of environmental impacts should development proceed. We are required under Australian laws and regulations to acquire permits and other authorizations before the Mt. Todd gold mine can be developed and mined. In Australia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the EIS over the Mt. Todd gold mine, covering studies on, inter alia, air, water, pollution, hazardous and toxic wastes, reclamation of mining area, etc. must be prepared and submitted to the Mining and Petroleum Authorizations and Evaluation Division of the Department of Primary Industries, Fisheries and Mines of the Northern Territory government for approval.

The preparations of the EIS and related documents and other relevant environmental licenses would involve incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Northern Territory government also has administrative discretion not to approve the EIS documents or grant the required environmental licenses (including any renewal or extensions of such documents). We have entered into an agreement with the Northern Territory relating to environmental and rehabilitation issues. We must also comply with Aboriginal heritage legislation requirements which require heritage survey work to be undertaken prior to the commencement of mining operations. All these conditions may delay the production activity of the Mt. Todd gold mine.

These conditions could frustrate investors seeking certainty in their investments, and as a result we may incur costs and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Mt. Todd gold mine.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is President and a director of Silver Standard Resources Inc., and is a director of Canplats Resources Corporation, Radiant Resources, Inc., IAMGold Corporation and Minco Silver Corporation. C. Thomas Ogryzlo is the President, Chief Executive Officer and a director of Polaris Geothermal Inc., and is a director of Tiomin Resources Inc., Birim Goldfields Inc. and Baja Mining Corp. Michael B. Richings, who is also our President and Chief Executive Officer, is a director of Triumph Gold Corp. (successor to IMC Ventures) and Zaruma Resources Inc., both of which hold interests in mining properties. John Clark is a director of Alberta Clipper Energy Inc. and Thunder Energy Trust (both Canadian oil and gas exploration and production companies) and Chief Financial Officer and a director of Polaris Geothermal Inc. W. Durand Eppler is Chief Executive Officer and a director of Coal International PLC and a director of Augusta Resource Corporation. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all Yukon Territory companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

As discussed in “Part I – Item 3. Legal Proceedings” of our annual report on Form 10-K for the year ended December 31, 2002, and referenced in subsequent reports, a legal dispute was initiated in Bolivia in April 1998 by Mr. Estanislao Radic who brought legal proceedings in the lower penal court and subsequently in civil court against Mr. Raul Garafulic and us, questioning the validity of Mr. Garafulic’s ownership of the Amayapampa property.

During the quarter ended June 30, 2006, it came to our attention that Mr. Radic had initiated other legal proceedings in Bolivian civil court with respect to this matter. We believe that Mr. Radic’s position is without merit and are taking appropriate legal action to confirm the validity of our interests in our holdings in Bolivia. While we do not anticipate that this dispute will result in any material adverse impact on us or the value of our holdings in Bolivia, we cannot assure that this will be the case.

Our property interests in Bolivia, Mexico, Indonesia and Australia are subject to risks from political and economic instability in those countries.

We have property interests in Bolivia, Mexico, Indonesia and Australia, which may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia, Mexico, Indonesia or Australia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Recent political developments in Bolivia may adversely affect our Amayapampa project. On May 1, 2006, President Evo Morales of Bolivia, who took office in January 2006, signed a decree which effectively nationalized Bolivia’s hydrocarbon industry. President Morales and others in his administration have made public statements regarding their desire to exert greater state control over all natural resource production in Bolivia, including mining.

To date, there have been no formal proposals to nationalize the mining industry and it is not clear that such nationalization would take place. The government may, however, alter its current policies with respect to the mining industry. If the Amayapampa project were nationalized, we might be unable to recover any significant portion of our investment in the project. The government could also substantially increase mining taxes or require significant royalty payments, which could have a material adverse effect on the profitability of the Amayapampa project.

Our financial position and results are subject to fluctuations in foreign currency values.

Because we have mining exploration and evaluation operations in North and South America and in Indonesia, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

We measure and report our financial results in U.S. dollars. We have mining projects in Bolivia, Mexico and Indonesia, and we are looking for other projects elsewhere in the world. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

Currently all our material transactions in Mexico, Bolivia and Indonesia are denominated in U.S. dollars. However, if we were to begin commercial operations in any of these or other countries, it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from operations in that country.

Future sales of our common shares in the public or private markets could adversely affect the trading price of our common shares and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares.

USE OF PROCEEDS

We expect to receive approximately US$29.4 in net proceeds from this Offering, after deducting fees payable to the agents and our expenses (estimated at US$1 million) of the Offering and assuming we sell the maximum amount of common shares under the Offering.

Of the anticipated net proceeds, we expect to invest US$25 million in common shares of Allied Nevada as described above under “Prospectus Summary Information - Vista Gold Corp.”.

We intend to use the remaining proceeds (if any) for general working capital and general corporate purposes (including payment of transaction costs).

If we are unable to complete the Arrangement, we anticipate that the proceeds would be used for:

•	continuation of our strategy of acquiring additional gold resources, as suitable opportunities arise;

•	improving our gold projects through additional drilling, re-engineering and feasibility studies; and

•	for working capital and general corporate purposes, including to fund expenses related to the Arrangement.

Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this Offering. We intend to invest the net proceeds of this Offering in an interest-bearing liquid savings account, or in investment grade interest-bearing instruments, pending the above uses.

PLAN OF DISTRIBUTION

Under an agency agreement (the “Agency Agreement”) dated •, 2006, between Vista and the agents, we have agreed to offer the common shares offered by this prospectus supplement and the agents have agreed to use their best efforts to obtain purchasers for the common shares, upon the terms and subject to the conditions contained in the Agency Agreement at a price of US$• per common share, for total consideration of US$• payable in cash to us against delivery of the common shares. The decision to distribute the common shares and the determination of the terms of the distribution were made through negotiation with the agents. Our common shares are listed on both the TSX and AMEX under the symbol “VGX”.

The agents will be paid an aggregate fee of US$1.6 million, assuming the maximum subscription under this Offering, on account of services rendered in connection with this Offering, which fee will be paid out of our general funds. In the event that the full amount of the common shares are not sold, the fee paid to the agents will be pro-rated accordingly. In addition, the agents will also receive that number of Agents’ Warrants which is equal to 5% of the total number of our common shares sold under this Offering, each Agents’ Warrant entitling the agents to purchase, for a period of 24 months after closing, one common share at US$• per share. The Agents’ Warrants are also qualified for distribution pursuant to this prospectus supplement.

The Agency Agreement contains a minimum offering restriction of US$25 million and a maximum offering restriction of US$32 million on the sale of the common shares to the public. All common shares will be sold at the closing date of this Offering. The Offering will not continue for a period of more than 90 days after the date of this prospectus supplement if subscriptions representing US$25 million of funds are not obtained within that period, unless each of the persons and companies who subscribed within the period has consented to the continuation. During this 90-day period, funds received from subscriptions will be held by a depositary who is a registrant, bank or trust company and if US$25 million is not raised, such funds will be returned to the subscribers thereof without interest or deduction unless the subscribers instruct otherwise.

Pursuant to the Agency Agreement, we will pay for certain of the agents’ expenses incidental to this Offering and have agreed in the Agency Agreement to indemnify the agents against certain liabilities, and, where such indemnification is unavailable or insufficient, to contribute to payments that the agents may be required to make in respect of such liabilities. We estimate that the total expenses of this Offering payable by us, excluding agents’ fees, will be approximately US$1 million.

While the agents have agreed to use their best efforts to sell the common shares offered hereby, they are not obligated to purchase any common shares that are not sold. The obligations of the agents under the Agency Agreement may be terminated if at any time prior to the closing of this Offering upon the occurrence of certain stated events.

For a period of 90 days from the closing date of this Offering, we have agreed that we will not, without the prior written consent of the agents, offer, sell or otherwise dispose, directly or indirectly, of any common shares, subject to certain exceptions.

PRICE RANGE OF OUR COMMON SHARES

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange under the symbol “VGZ”. The following table sets out the reported high and low sale prices on the American Stock Exchange and on the Toronto Stock Exchange for the periods indicated as reported by the exchanges.

		American Stock Exchange (US$)		The Toronto Stock Exchange (C$)
		High	Low	High	Low
2004	1st quarter	6.19	3.91	7.99	4.92
	2nd quarter	5.75	3.35	7.55	4.51
	3rd quarter	4.36	3.18	5.72	4.14
	4th quarter	4.85	3.75	5.80	4.55
2005	1st quarter	4.27	3.30	6.00	4.01
	2nd quarter	3.94	2.76	4.89	3.45
	3rd quarter	4.50	3.43	5.40	4.15
	4th quarter	5.35	3.90	6.25	4.36
2006	1st quarter	5.80	4.34	6.95	5.05
	2nd quarter	9.99	5.82	11.17	6.59
	3rd quarter (through October 13, 2006)	13.55	8.12	14.95	9.22

On October 13, 2006, the last reported sale price of our common shares on the American Stock Exchange was US$9.51 and on the Toronto Stock Exchange was C$10.80. As at October 6, 2006 there were 27,764,358 common shares issued and outstanding, and we had 950 registered shareholders of record.

DIVIDENDS

We have never paid dividends. While any future dividends will be determined by our directors after consideration of our earnings, financial condition and other relevant factors, it is currently expected that available cash resources will be utilized in connection with the ongoing acquisition, exploration and evaluation programs of Vista Gold.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents, marketable securities and capitalization as of June 30, 2006:

•	on an actual basis; and

•	as adjusted to give effect to our receipt of net proceeds from this offering, after deducting estimated agents’ fees and estimated offering expenses payable by us, of (i) US$22.75 million if the minimum amount of US$25 million of our common shares is sold, and (ii) US$29.4 million if the maximum amount of US$32 million of our common shares is sold.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

As of June 30, 2006 (Unaudited)

(U.S. dollars in thousands, except share and per share data)

	Actual	As adjusted
		Minimum Offering	Maximum Offering
Cash, cash equivalents, and marketable securities	$23,536	$46,286	$52,936

Shareholders’ equity:
Preferred shares, no par value – unlimited shares authorized, no shares outstanding, actual and as adjusted	—	—	—
Common shares, no par value – unlimited shares authorized; 27,466,030 shares issued, actual; • shares issued and outstanding, as adjusted	185,034	207,784	214,434
Warrants	401	401	401
Options	1,687	1,687	1,687
Contributed Surplus	253	253	253
Deficit	(129,778)	(129,778)	(129,778)

Total shareholders’ equity	57,597	80,347	86,997

Total capitalization	$57,597	80,347	86,997

The number of our common shares to be outstanding after this offering is based on 27,764,358 shares issued and outstanding as of September 30, 2006 and excludes:

•	946,500 common shares underlying our options outstanding as of September 30, 2006 at a weighted average exercise price of US$3.24 per share;

•	1,829,858 common shares available for issuance under our Stock Option Plan, as of September 30, 2006; and

•	1,598,695 common shares underlying our warrants outstanding at September 30, 2006 at a weighted average exercise price of US$4.35 per share.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common shares immediately after this offering. The net tangible book value of our common shares on June 30, 2006 was approximately US$57.6 million, or US$2.09 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of our common shares outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per share of our common shares immediately afterwards. After giving effect to the sale by us of the minimum amount of our common shares in this offering at an assumed offering price of US$9.51 per share and after deducting estimated agents’ fees and estimated offering expenses payable by us, our net tangible book value at June 30, 2006 would have been approximately US$80.3 million, or US$2.67 per share. This represents an immediate increase in net tangible book value of US$0.58 per share to existing shareholders and an immediate dilution of US$6.84 per share to new investors purchasing common shares in this offering. After giving effect to the sale by us of the maximum amount of our common shares in this offering at an assumed offering price of US$9.51 per share and after deducting estimated agents’ fees and estimated offering expenses payable by us, our net tangible book value at June 30, 2006, would have been approximately US$87.0 million or US$2.82 per share, which represents an immediate increase in net tangible book value of US$0.73 per share to existing shareholders and an immediate dilution of US$6.69 per share to new investors purchasing common shares in this offering. The following table illustrates this dilution on a per share basis in both the case of the minimum amount of shares sold and the maximum amount sold (all in US dollars):

	Minimum Offering	Maximum Offering
Assumed public offering price per share	$9.51	$9.51
Net tangible book value per share as of June 30, 2006	2.09	2.09
Increase per share attributable to new investors	0.58	0.73

As adjusted net tangible book value per share after this offering	2.67	2.82

Dilution per share to new investors	$6.84	$6.69

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of September 30, 2006, there were:

•	946,500 common shares underlying our options outstanding at a weighted average exercise price of US$3.24 per share;

•	1,829,858 common shares available for issuance under our Stock Option Plan; and

•	1,598,695 common shares underlying our warrants outstanding at a weighted average exercise price of US$4.35 per share.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase the common shares offered hereby within two business days after receipt or deemed receipt of a prospectus, a prospectus supplement (including a pricing supplement) relating to common shares purchased by a purchaser and any amendments thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus, a prospectus supplement relating to common shares purchased by a purchaser and any amendments thereto contain a misrepresentation or are not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

LEGAL MATTERS

Certain legal matters relating to the common shares offered pursuant to this prospectus supplement will be passed upon for us by Borden Ladner Gervais LLP and for the agents by Heenan Blakie LLP. As of the date of this prospectus supplement, the partners and associates of each of Borden Ladner Gervais LLP, and Heenan Blakie LLP, collectively, beneficially own less than 1% of our outstanding common shares.

INTEREST OF EXPERTS

None of Borden Ladner Gervais LLP, our Canadian counsel, Heenan Blakie LLP, Canadian counsel to the agents, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of Vista or of any of our associates or affiliates.

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of Vista in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently or expected to be elected, appointed or employed as a director, officer or employee of Vista or of any associate or affiliate of Vista, other than Jason J. Brooks, a partner of our counsel Borden Ladner Gervais LLP, who acts as our corporate secretary.

ELIGIBILITY FOR INVESTMENT

In the opinion of Borden Ladner Gervais LLP, counsel to Vista, and Heenan Blakie LLP, counsel to the agents, on the date of their issue, the common shares will be qualified investments in Canada under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

AUDITORS’ CONSENT

We have read the prospectus supplement to the short form base shelf prospectus of Vista Gold Corp. (the “Company”) dated •, 2006 relating to the offer and sale of common shares of the Company pursuant to the short form base shelf prospectus dated October 2, 2006 relating to the offer and sale, from time to time, of common shares of the Company having an aggregate offering price of up to US$32,000,000 (collectively, the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2005, 2004 and the related statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. Our report is dated March 17, 2006.

Chartered Accountants

Vancouver, British Columbia

•, 2006

CERTIFICATE OF THE COMPANY

Dated: October 16, 2006

The short form base shelf prospectus of the Company dated October 2, 2006, together with the documents incorporated therein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

(signed) MICHAEL B. RICHINGS	(signed) GREGORY G. MARLIER
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) JOHN CLARK	(signed) W. DURAND EPPLER
Director	Director

CERTIFICATE OF THE AGENTS

Dated: October 16, 2006

To the best of our knowledge, information and belief, the short form base shelf prospectus of the Company dated October 2, 2006, together with the documents incorporated therein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

SPROTT SECURITIES INC.	GMP SECURITIES L.P.

by: (signed) PETER GROSSKOPF	by: (signed) MARK WELLINGS

This short form base shelf prospectus has been filed under legislation in the provinces of British Columbia, Alberta, Manitoba and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 (telephone (604) 685-5744), and are also available electronically at www.sedar.com.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 2, 2006

VISTA GOLD CORP.

US$32,000,000

Common Shares

We may offer for sale, from time to time, common shares having an aggregate offering price of up to US$32,000,000 (or its equivalent in any other currency) during the 25-month period that this prospectus, including any amendments hereto, remains valid.

The specific terms of any offering of our common shares will be set forth in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares to which the prospectus supplement pertains.

We may offer and sell our common shares to or through underwriters or dealers, directly to one or more purchasers, or through agents designated from time to time. The prospectus supplement relating to a particular offering of common shares will identify any underwriter, dealer or agent engaged in connection with the offering and sale of common shares and will set forth the plan of distribution for such common shares, including the proceeds we expect to receive and any fees, discounts, concessions or any other compensation payable to any agents, underwriters or dealers, and any other material terms of the plan of distribution.

Our outstanding common shares are traded on both the Toronto Stock Exchange (the “TSX”) and on the American Stock Exchange (the “AMEX”) under the symbol “VGZ”. The closing price of our common shares on September 29, 2006 on the TSX was C$11.48 and on the AMEX was US$10.12.

As used in this prospectus, the terms “Vista”, “we”, “our” and “us” refer to Vista Gold Corp. and, depending on the context, its consolidated subsidiaries, and the term “common shares” refers to our common shares.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

We present our consolidated financial statements in United States dollars. All references in this prospectus to “dollars”, “$” or “US$” are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this prospectus have been prepared in accordance with Canadian generally accepted accounting principles.

The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates are set out as United States dollars per C$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year’s Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2006
Low	0.6200	0.6349	0.7158	0.7872	0.8528
High	0.6619	0.7738	0.8492	0.8690	0.9100
Average	0.6368	0.7186	0.7702	0.8276	0.8787

On October 2, 2006 the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 per US$0.8957.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this prospectus from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated by reference into this prospectus may be obtained by our securityholders without charge, on request to the Secretary of Vista at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2 (telephone (604) 687-5744) or electronically at www.sedar.com. Financial information respecting Vista is provided in our financial statements and management’s discussion and analysis.

The following documents are specifically incorporated by reference into and form an integral part of this prospectus:

1.	our consolidated comparative financial statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon;

2.	management’s discussion and analysis of financial position and results of operations for the years ended December 31, 2005 and 2004;

3.	unaudited consolidated comparative financial statements and the notes thereto for the six-month period ended June 30, 2006;

4.	management’s discussion and analysis of financial position and results of operations for the six-month period ended June 30, 2006;

5.	our annual report on Form 10-K for the year ended December 31, 2005;

6.	our information circular dated March 21, 2006;

7.	our material change report dated January 29, 2006 regarding a non-brokered private placement;

8.	our material change report dated January 31, 2006 regarding the results of the updated feasibility study in respect of the Hycroft Mine and the Paredones Amarillos Gold Project;

9.	our material change report dated February 3, 2006 regarding the closing of a US$3,280,904 private placement;

10.	our material change report dated March 6, 2006 regarding the acquisition of the Mt. Todd Mine;

11.	our material change report dated June 29, 2006 regarding the announced resource estimate for the Mt. Todd Mine;

12.	our material change report dated July 13, 2006, announcing the execution of a binding letter of intent in respect of the proposed acquisition of the Nevada mineral properties of the Pescios and the proposed spin off of our Nevada properties;

13.	our material change report dated August 16, 2006 announcing our intent to file a shelf registration with the United States Securities and Exchange Commission relating to the proposed offering of up to 4 million common shares; and

14.	our material change report dated September 28, 2006, announcing that we had entered into a definitive agreement with respect to the proposed acquisition of the Nevada mineral properties of the Pescios and the proposed spin off of our Nevada properties.

Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the auditors’ reports thereon, business acquisition reports and information circulars we file with the securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to termination of the distribution of common shares under this prospectus shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

A prospectus supplement containing the specific terms of an offering of common shares and other information in relation to that offering will be delivered to purchasers of such common shares together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of common shares covered by that prospectus supplement.

Upon our filing of a new annual report on Form 10-K and the related annual financial statements with, and where required, being accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual report on Form 10-K, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all prospectus supplements filed prior to the commencement of our financial year in which the new annual report on Form 10-K was filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of common shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus and the documents incorporated by reference herein constitute “forward-looking statements”. All statements, other than statements of historical facts, included in these materials and in press releases and public statements by our officers or representatives, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of our business, legal proceedings, estimated production, estimated completion dates, estimated exploration expenditures, operations, proven or probable reserves, mineralized material, current working capital, cash operating costs, plans and other such matters, as well as statements made concerning plans and anticipated effects of the proposed spin-off of our Nevada assets and concurrent acquisition of Nevada assets held by Pescios (see “Recent Developments” below) are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “schedule” and similar words or expressions identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of Vista, including anticipated consequences of the proposed transaction described herein, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, without limitation, risks that our acquisition, exploration and property advancement efforts will not be successful; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; potential effects on our operations of environmental regulations in the countries in which we operate; risks due to legal proceedings; uncertainty of being able to raise capital on favorable terms or at all; and risks that may affect our ability to complete the proposed spin-off transaction including risks that we may be unable to obtain required securityholder, court or third party approvals; as well as those factors discussed in our latest annual report on Form 10-K and quarterly report on Form 10-Q, and management’s discussion and analysis of financial condition and results of operations, incorporated by reference into this prospectus. Please see “Risk Factors” below for more information about these and other risks. Investors are cautioned against attributing undue certainty to forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

VISTA GOLD CORP.

We were originally incorporated under the Company Act (British Columbia) in 1983 under the name “Granges Exploration Ltd.”. In 1985, Granges Exploration Ltd. and Pecos Resources Ltd amalgamated under the name “Granges Exploration Ltd.” and in 1989, Granges Exploration Ltd. changed its name to “Granges Inc.”. In 1995, Granges Inc. and Hycroft Resources & Development Corporation were amalgamated under the name “Granges Inc.”. In 1996, Granges Inc. and Da Capo Resources Ltd. amalgamated under the name “Vista Gold Corp.”. Effective December 17, 1997, we were continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

Our principal executive office is located at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado 80127 U.S.A., and our telephone number is (720) 981-1185. Our registered and records office is located at 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

BUSINESS OF THE COMPANY

We are engaged in the evaluation, acquisition, and exploration and advancement of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that our emphasis on gold project acquisition and improvement will continue in the future.

Currently, our holdings include the Maverick Springs, Mountain View, Hasbrouck, Three Hills and Wildcat projects and the Hycroft mine, all located in Nevada; the Long Valley project in California; the Yellow Pine project in Idaho; the Paredones Amarillos and Guadalupe de los Reyes projects in Mexico; the Amayapampa project in Bolivia; the Awak Mas project in Indonesia; the 53 properties in Nevada and Colorado that were purchased in December 2005 through our subsidiary Victory Gold Inc. (previously described as the F.W. Lewis, Inc. properties) and the Mt. Todd gold mine in the Northern Territory, Australia, the purchase of which we completed in June 2006. We consider each of these properties, other than the 53 properties previously described as the F.W. Lewis, Inc. properties, to be a property that is “material” to us for the purposes of Canadian National Instrument 43-101. A description of each of these properties, other than the Mt. Todd gold mine, and a summary of the related technical reports (where available), is set out in our annual report on Form 10-K for the year ended December 31, 2005. A description of the Mt. Todd gold mine and the related technical report is contained in the material change reports dated March 6, 2005 and June 29, 2006. Copies of these documents, including the applicable technical reports, have been filed on and are available at www.sedar.com. In addition, we also own five exploration properties in Canada and approximately 25% of the shares of Zamora Gold Corp., a company exploring for gold in Ecuador. In July 2006, we agreed to sell three of these Canadian exploration properties to Hatton Capital Corp.

We currently do not produce gold in commercial quantities and currently do not generate operating earnings. Through fiscal 2005 and fiscal 2006 to date, funding to acquire and explore gold properties and to operate has been obtained through private placements of equity units consisting of common shares and warrants to purchase common shares. We expect to continue to raise capital through the exercise of warrants and through additional equity financings.

RECENT DEVELOPMENTS

Entry into Arrangement and Merger Agreement for Proposed Spin-off of Nevada Assets and Concurrent Acquisition of Nevada Assets Held by Pescios

On September 22, 2006, we entered into an Arrangement and Merger Agreement with Carl Pescio and Janet Pescio (together, the “Pescios”) and our wholly-owned subsidiary, Allied Nevada Gold Corp. (“Allied Nevada”). As previously reported, we and the Pescios had entered into a binding letter of intent, dated July 6, 2006, as amended with Carl Pescio, Janet Pescio, Greg Hryhorchuk and Robert Lipsett (the “LOI”), pursuant to which the parties agreed to undertake a transaction that would result in the transfer of our Nevada-based properties into Allied Nevada and the transfer of the Nevada-based assets of the Pescios to Allied Nevada, all to be carried out pursuant to an arrangement under the provisions of the Business Corporations Act (Yukon Territory) (the “Arrangement”). The Arrangement and Merger Agreement replaces the LOI.

Pursuant to the Arrangement and Merger Agreement, among other things:

•	we will reorganize our business to split certain Nevada mining properties and related assets (the “Vista Nevada Assets”) from our other properties and related assets;

•	we will ensure all of the Vista Nevada Assets are held by our wholly-owned subsidiary, Vista Gold Holdings Inc. (“Vista U.S.”), or subsidiaries wholly-owned by Vista U.S., and subsequently transfer all issued and outstanding shares of Vista U.S. and $25 million in cash to Allied Nevada in return for the number of common shares of Allied Nevada equal to 27,500,000 less the number of Option Shares (as defined in the Arrangement and Merger Agreement); and

•	the Pescios will transfer their interests in certain Nevada mining properties and related assets (the “Pescio Nevada Assets”) to Allied Nevada Gold Holdings LLC, a limited liability company incorporated under the laws of Nevada with Allied Nevada as its sole member, in return for 12,000,000 common shares of Allied Nevada and $15 million in cash from Allied Nevada.

Concurrently with the transfers described above, our shareholders (other than dissenting shareholders) will exchange each of their existing common shares (“Vista Shares”) for (a) one of a newly created class of our common shares (“Vista New Shares”) (which has the same rights and restrictions as a Vista Share), and (b) a pro rata portion of (i) the number of common shares of Allied Nevada (“Allied Nevada Shares”) received by us as part of the Arrangement less (ii) the number of Allied Nevada Shares retained by us to facilitate the payment of any taxes payable in respect of the Arrangement. In addition, holders of options to acquire Vista Shares (“Vista Options”) will exchange their Vista Options for options to acquire common shares of Allied Nevada and options to acquire Vista New Shares and holders of our warrants will have their warrants adjusted in accordance with the terms of the warrants.

Completion of the transaction remains subject to a number of conditions, including receipt of all required court, securityholder, regulatory and third party approvals and certain other customary conditions. These conditions also include the requirement for us to complete a public equity financing that raises proceeds of not less than $25 million. The purpose of this funding is to provide the initial funding for Allied Nevada.

Our securityholders will be asked to approve matters relating to the transaction at a meeting currently scheduled for November 15, 2006. Subject to receipt of the required approvals, the transaction is currently expected to close in late November 2006.

Filing of U.S. Registration Statement

On August 29, 2006, we filed a shelf registration statement with the United States Securities and Exchange Commission which, when effective, will permit us to offer and sell up to 4,000,000 common shares for anticipated gross proceeds of between US$25 and US$32 million. The common shares that may be sold in the United States, together with the common shares that we may sell in Canada, are expected to generate aggregate gross proceeds of between US$25 and US$32 million. See “Use of Proceeds” below.

USE OF PROCEEDS

We anticipate that some or all of the common shares offered under this prospectus and any accompanying prospectus supplement, together with the common shares which may be sold in the United States under the registration statement filed in the United States (as described above under “Recent Developments – Filing of U.S. Registration Statement”) will be issued in an offering anticipated to raise aggregate gross proceeds of between US$25 and US$32 million, of which we plan to invest US$25 million in common shares of Allied Nevada, as described above under “Recent Developments – Entry into Arrangement and Merger Agreement for Proposed Spin-off of Nevada Assets and Concurrent Acquisition of Nevada Assets Held By Pescios”. We intend to use the remaining proceeds (if any) for general working capital and general corporate purposes (including payment of transaction costs).

If we are unable to complete the proposed transaction with Allied Nevada, we anticipate that the proceeds would be used for the purposes set forth below:

•	continuation of our strategy of acquiring additional gold resources, as suitable opportunities arise;

•	exploring and/or improving our gold projects through additional drilling, re-engineering and feasibility studies; and

•	for working capital and general corporate purposes.

Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in an interest-bearing liquid savings account, or in investment grade interest-bearing instruments, pending the above uses.

DESCRIPTION OF SECURITIES

We have authorized an unlimited number of common shares, no par value per share, and an unlimited number of shares of preferred shares, no par value per share. Our common shareholders are entitled to one vote per share on all matters on which holders of common shares are entitled to vote and do not have any cumulative voting rights. Subject to the rights of holders of shares of any series of preferred shares, our common shareholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common shares have no pre-emptive, conversion, redemption, subscription or similar rights. If we were to be liquidated, dissolved or wound up, common shareholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred shares, if any.

Our authorized preferred shares are undesignated. Our board of directors has authority, without seeking shareholders’ approval, to determine the designation of each series of preferred shares and to alter our Articles to create, define and attach special rights and restrictions to the preferred shares of each series. Except as otherwise provided with respect to any particular series of the preferred shares or as otherwise required by law, the holders of preferred shares are not entitled to vote at meetings of our shareholders. Our board of directors has not as of the date of this prospectus designated and issued any shares of our preferred shares.

We have no charter or by-law provisions that would delay, defer or prevent a change in control of Vista.

PLAN OF DISTRIBUTION

We may offer and sell any of the securities being offered pursuant to this prospectus during the 25-month period from the date of this prospectus:

•	through agents or dealers;

•	to or through underwriters;

•	directly to purchasers; or

•	through a combination of methods.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may engage in at the market offerings of our common shares. An “at the market” offering is an offering of common shares at other than a fixed price to or through a market maker. We may also determine the price or other terms of the securities offered under this prospectus by use of an electronic auction.

The prospectus supplement with respect to the common shares being offered will set forth the terms of the offering, including the names of the agents, underwriters or dealers, if any, the number and the purchase price(s) of the common shares offered (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to us, any agents’ fees, underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed. Also, if applicable, we will describe in the prospectus supplement how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations with respect to the auction.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency agreement will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

If underwriters are used in an offering, we will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

In connection with any offering, subject to the foregoing, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Agents, underwriters and dealers may be entitled to indemnification by us against specific civil liabilities or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof, under agency, underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain agents, underwriters or dealers and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

CHANGES TO CONSOLIDATED CAPITALIZATION

Since December 31, 2005 we have issued securities for cash and services by way of private placement and public equity financings as follows:

(a)	on February 2, 2006, we completed a non-brokered private placement financing in which we sold and issued a total of 649,684 units at a price of US$5.05 per unit for aggregate gross proceeds of US$3,280,904. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at an exercise price of US$6.00 for a period of two years from the date of issue;

(b)	on May 5, 2006 we entered into a letter agreement with Quest Capital Corp. pursuant to which we agreed to issue 10,000 common shares as partial consideration for the provision of advisory services by Quest Capital Corp. These common have not yet been issued; and

(c)	on June 29, 2006 we issued 177,053 common shares to the Jawoyn Association Aboriginal Corporation (“JAAC”) as consideration for JAAC entering into the agreement for us to acquire the Mt. Todd gold mine and for rent for the use of the surface overlying the mineral leases until a decision is reached to begin production.

In addition, since December 31, 2005 we have issued common shares on the exercise of our warrants and options as follows:

Stock Options	Exercise Price
92,000		$4.19
5,000		$4.18
5,000		$5.05
1,250	C$	4.70
103,375	C$	4.37
20,000		$4.40
10,000		$4.76
10,000	C$	5.19

Warrants	Exercise Price
1,274,966	$1.50
751,000	$4.28
196,000	$3.92
1,953,956	$4.75
1,759,812	$4.10

RISK FACTORS

Before investing, you should carefully consider the risk factors described below as well as the information contained in any applicable prospectus supplement and all other documents incorporated by reference herein, including the risks described in our annual report on Form 10-K and our quarterly reports on Form 10-Q, and in our management’s discussion and analysis of financial condition and results of operations that are incorporated by reference herein.

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common shares. The risks described below are not the only risks we face or that are otherwise associated with an investment in our common shares. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors that could cause differences between actual and planned or expected results. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment. See “Special Note Regarding Forward-Looking Information” above.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998, and gold production is incidental to solution recirculation on the heaps.

Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect asset values, cash flows, potential revenues and our profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, we could elect not to insure ourselves against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, California and Idaho in the United States, as well as Bolivia, Mexico, Indonesia and Australia.

The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management, Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

U.S. Federal Laws

The U.S. Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement (“EIS”) prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada properties or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

California Laws

A new mining operation in California, such as the Long Valley project, which is on Federal unpatented mining claims within a National Forest, would require obtaining various Federal, State and local permits. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil, and socioeconomic parameters. An EIS would be required for any mining activities proposed on public lands. A Plan of Operations/Reclamation Plan would be required. Also required would be permits for waste-water discharge and wetland disturbance (dredge and fill); a county mining plan and reclamation plan; a county mining operations permit; special use permits from the U.S. Forest Service; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required.

Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production. In addition, on December 12, 2002, California adopted a “Backfilling Law” requiring open-pit surface mining operations for metallic minerals to back-fill the mines. While we have determined that the geometry of our Long Valley project would lend itself to compliance with this law, future adverse changes to this law could have a corresponding adverse impact on our financial performance and results of operations, for example, by requiring changes to operating constraints, technical criteria, fees or surety requirements.

Idaho Laws

Permitting a mining operation, such as Yellow Pine, located on patented mining claims within a National Forest in Idaho would require obtaining various Federal, State and local permits under the coordination of the Idaho Joint Review Process. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic parameters. An EIS would be required for any mining activities proposed on public lands. Permits would also be required for storm-water discharge; wetland disturbance (dredge and fill); surface mining; cyanide use, transport and storage; air quality; dam safety (for water storage and/or tailing storage); septic and sewage; water rights appropriation; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Bolivia Laws

We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. While we have all the necessary permits to place the Amayapampa project into production, when a production decision is reached, these permits will need to be re-affirmed and there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization update could increase the development cost of the Amayapampa project, or delay the start of production.

Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as Estudio de Evaluacion de Impacto Ambiental (“EEIA”), which we submitted in 1997 and was subsequently approved. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities; and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Mexico Laws

We are required under Mexican laws and regulations to acquire permits and other authorizations before the Paredones Amarillos or Guadalupe de los Reyes projects can be developed and mined. Since the passage of Mexico’s 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement (“NAFTA”) requirements for regulatory standards in Mexico equivalent to those of the U.S. and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Secretariat of Environment and Natural Resources of Mexico (“SEMARNAT”). While we have the necessary permits to place the Paredones Amarillos project into production, there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Likewise, there can be no assurance that we will be able to acquire the necessary permits or authorizations on a timely basis to place the Guadalupe de los Reyes project into production. Delays in acquiring any permit, authorization or updates could increase the development cost of the Paredones Amarillos project or the Guadalupe de los Reyes project, or delay the start of production.

The most significant environmental permitting requirements, as they relate to the Paredones Amarillos and the Guadalupe de los Reyes projects are developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If the Paredones Amarillos or the Guadalupe de los Reyes projects are found to not be in compliance with any of these requirements, we could incur significant compliance costs, or might have to delay the start of production.

Indonesia Laws

We are required under Indonesian laws and regulations to acquire permits and other authorizations before our current Indonesian mining project, the Awak Mas project, can be developed and mined. In Indonesia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the Analysis of Environmental Impact (“AMDAL”) concerning the Awak Mas project, covering studies on, inter alia, air, water, sand, pollution, hazardous and toxic wastes and reclamation of mining area, must be prepared and submitted to the Ministry of Environment for approval. In addition, we are also required to submit periodical environmental reports to the relevant environmental government agencies pursuant to the AMDAL, and other required environmental licenses (e.g. license for tailing waste).

The preparation of AMDAL documents and other relevant environmental license documents involves incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Indonesian government also has administrative discretion not to approve AMDAL documents or grant the required environmental licenses (including any renewal or extensions of such documents). All these conditions may delay the production activity of the Awak Mas project.

Failure to meet all of the requirements with respect to the above environmental documents, licensing and report submissions could cause us to be subject to administrative and criminal sanctions as well as fines. In extreme cases, the administrative sanctions can also be imposed in the form of revocation of our business license and the contract of work that we have with the Indonesian government.

As well, from time to time the implementation of the Regional Autonomy Law in Indonesia can cause uncertainty as to the existence and applicability of national and regional regulations (including in the environmental sector). Often regional regulations are in conflict with higher regulations that apply nationally. As a result, we may incur cost and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Awak Mas project.

Australia Laws

Mineral projects in the Northern Territory are subject to Northern Territory laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all mining projects, the Mt. Todd gold mine would be expected to have a variety of environmental impacts should development proceed. We are required under Australian laws and regulations to acquire permits and other authorizations before the Mt. Todd gold mine can be developed and mined. In Australia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the EIS over the Mt. Todd gold mine, covering studies on, among other things, air, water, pollution, hazardous and toxic wastes, reclamation of mining area, and so on must be prepared and submitted to the Mining and Petroleum Authorizations and Evaluation Division of the Department of Primary Industries, Fisheries and Mines of the Northern Territory government for approval.

The preparations of the EIS and related documents and other relevant environmental licenses would involve incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Northern Territory government also has administrative discretion not to approve the EIS documents or grant the required environmental licenses (including any renewal or extensions of such documents). We have entered into an agreement with the Northern Territory government relating to environmental and rehabilitation issues. We must also comply with Aboriginal heritage legislation requirements which require heritage survey work to be undertaken prior to the commencement of mining operations. All these conditions may delay the production activity of the Mt. Todd gold mine.

These conditions could frustrate investors seeking certainty in their investments, and as a result we may incur costs and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Mt. Todd gold mine.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than us, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is President and a director of Silver Standard Resources Inc., and is a director of Canplats Resources Corporation, Radiant Resources, Inc., IAMGold Corporation and Minco Silver Corporation. C. Thomas Ogryzlo is the President, CEO and a director of Polaris Geothermal Inc., and is a director of Tiomin Resources Inc., Birim Goldfields Inc. and Baja Mining Corp. Michael B. Richings, who is also our President and Chief Executive Officer, is a director of Triumph Gold Corp. (successor to IMC Ventures) and Zaruma Resources Inc., both of which hold interests in mining properties. John Clark is a director of Alberta Clipper Energy Inc. and Thunder Energy Trust (both Canadian oil and gas exploration and production companies) and CFO and a director of Polaris Geothermal Inc. W. Durand Eppler is CEO and a director of Coal International PLC and a director of Augusta Resource Corporation. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all Yukon Territory companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

A legal dispute was initiated in Bolivia in April 1998 by Mr. Estanislao Radic who brought legal proceedings in the lower penal court and subsequently in civil court against Mr. Raul Garafulic and us, questioning the validity of Mr. Garafulic’s ownership of the Amayapampa property.

During the quarter ended June 30, 2006, it came to our attention that Mr. Radic had initiated other legal proceedings in Bolivian civil court with respect to this matter. We believe that Mr. Radic’s position is without merit and are taking appropriate legal action to confirm the validity of our interests in our holdings in Bolivia. While we do not anticipate that this dispute will result in any material adverse impact on Vista or the value of our holdings in Bolivia, we cannot assure that this will be the case.

Our property interests in Bolivia, Mexico, Indonesia and Australia are subject to risks from political and economic instability in those countries.

We have property interests in Bolivia, Mexico, Indonesia and Australia, which may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia, Mexico, Indonesia or Australia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Recent political developments in Bolivia may adversely affect our Amayapampa project. On May 1, 2006, President Evo Morales of Bolivia, who took office in January 2006, signed a decree which effectively nationalized Bolivia’s hydrocarbon industry. President Morales and others in his administration have made public statements regarding their desire to exert greater state control over all natural resource production in Bolivia, including mining.

To date, there have been no formal proposals to nationalize the mining industry and it is not clear that such nationalization would take place. The government may, however, alter its current policies with respect to the mining industry. If the Amayapampa Project were nationalized, we might be unable to recover any significant portion of our investment in the project. The government could also substantially increase mining taxes or require significant royalty payments, which could have a material adverse effect on the profitability of the Amayapampa Project.

Our financial position and results are subject to fluctuations in foreign currency values.

Because we have mining exploration and evaluation operations in North and South America, Indonesia and Australia, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

We measure and report our financial results in U.S. dollars. We have mining projects in Bolivia, Mexico, Indonesia and Australia, and are looking for other projects elsewhere in the world. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

Currently all our material transactions in Mexico, Bolivia, Indonesia and Australia are denominated in U.S. dollars. However, if we were to begin commercial operations in any of these or other countries, it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from operations in that country.

Future sales of our common shares in the public or private markets could adversely affect the trading price of our common shares and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares.

The market price of our common shares could decrease if we are unable to complete the proposed spin-off of Nevada properties and concurrent acquisition of Nevada properties.

Pursuant to the Arrangement Agreement (described in further detail above under “Recent Developments – Entry into Arrangement and Merger Agreement for Proposed Spin-off of Nevada Assets and Concurrent Acquisition of Nevada Assets Held By Pescios”), we intend to spin-off our existing Nevada properties into Allied Nevada which will, concurrently with the spin-off, acquire the Nevada mining properties of the Pescios. Completion of the proposed transaction is subject to a number of conditions including: (a) receipt of all required court, securityholder, regulatory and third party approvals; and (b) certain other customary conditions. If the transaction does not receive all of the required approvals, or if any of the other conditions to completion is not satisfied or waived, we will be unable to complete the proposed transaction. Such an outcome could have a negative effect on the market price of our common shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase the common shares offered hereby within two business days after receipt or deemed receipt of a prospectus, a prospectus supplement (including a pricing supplement) relating to common shares purchased by a purchaser and any amendments thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus, a prospectus supplement relating to common shares purchased by a purchaser and any amendments thereto contain a misrepresentation or are not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Vista Gold Corp. (the “Company”) dated October 2, 2006, relating to the offer and sale, from time to time, of common shares of the Company having an aggregate offering price of up to US$32,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2005, 2004 and the related statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. Our report is dated March 17, 2006.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

October 2, 2006

CERTIFICATE OF THE CORPORATION

Dated: October 2, 2006

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

(signed) MICHAEL B. RICHINGS	(signed) GREGORY G. MARLIER
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) JOHN CLARK	(signed) W. DURAND EPPLER
Director	Director

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